SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

UPM-Kymmene Corporation Company Announcement October 30, 2007 at 12:00

Costs and record-strong euro impacted UPM’s results,

Magazine paper markets now tight

Interim report January–September 2007: Earnings per share, excluding special items, for the third quarter were EUR 0.23 (EUR 0.25 for the third quarter of 2006). EBITDA was EUR 366 million, 14.8% of sales (EUR 427 million, 17.1%). Operating profit excluding special items was EUR 195 million (EUR 209 million). The increase in costs, particularly wood costs, and the strengthened euro reduced profitability.

Jussi Pesonen, President and CEO, comments on the result of the third quarter of 2007:

“UPM’s deliveries increased during the third quarter by 4% and the efficiency of operations improved. However, the rapidly increasing costs and the strengthening of euro were challenging for the whole industry and they impacted on our results. In particular, wood and recycled paper prices were markedly higher than earlier and our stringent cost control was no longer sufficient to offset the cost increase. At the same time, the average price for all paper deliveries was approximately 2% lower than last year.”

“This situation calls for strong action in order to move on with our profit improvement.”

“Firstly, price increases are necessary in this situation. We have already notified our paper customers of upcoming price increases. We see that the market continues to be tight in magazine papers, and our target is to close the deals by the end of the year. We have also challenged our fairly long contract validity times due to the rapidly rising costs.”

“Secondly, we will revisit the cost competitiveness of our asset portfolio and check it against the current business environment. The review may result in permanent or temporary capacity closures.”

“Thirdly, we are introducing stricter guidelines for our capital expenditure in 2008, and we will reallocate them towards growth markets and new businesses. Next year, we expect our capital expenditure to be approximately 500 million euros. That is substantially below the current level.”

“We estimate that the cost pressure will continue. Our overall cost inflation for 2007 is estimated to be at the level of approx. 2.5% including the expected cost savings from the ongoing profitability programme.”

For more information please contact:

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Jyrki Salo, Executive Vice President and CFO, UPM, tel. +358 204 15 0011

***

News conference and conference call information

A news conference on the Interim Report January–September 2007 will be held today, October 30, 2007, at UPM’s Head Office in Helsinki, Eteläesplanadi 2, at 14:00 Finnish time (12:00 GMT, 07:00 EST). The briefing can be followed live on the Internet at www.upm-kymmene.com. The on-demand version of the audio cast will be available online for three months.

To participate in the UPM conference call, please dial +44 (0)1452 555 566 today at 17:00 Finnish time (15:00 GMT, 10:00 EST). The conference call title is: “UPM Q3 2007 Financial Results”, access code: 16638655. A recording of the discussion can be heard until November 6, 2007 by calling +44 (0)1452 550 000, access code 16638655#.

In the United States and Canada, the Conference Call toll free number is +1 866 966 9439. The recording can be heard at the toll free dial at the number +1 866 247 4222, access code: 16638655#.

***

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein including the availability and cost of production inputs, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 15-17 of the company’s annual report 2006.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

UPM-Kymmene Corporation Interim Report October 30, 2007 12:00

UPM Interim Report, 1 January - 30 September 2007

Earnings per share, excluding special items, for the third quarter were EUR 0.23 (EUR 0.25 for the third quarter of 2006). EBITDA was EUR 366 million, 14.8% of sales (EUR 427 million, 17.1%). Operating profit excluding special items was EUR 195 million (EUR 209 million). The increase in costs, particularly wood costs, and the strengthened euro decreased profitability.

Key figures

	Q3/ 2007	Q3/ 2006	Q1-Q3/ 2007	Q1-Q3/ 2006	Q1-Q4/ 2006
Sales, EUR million	2,467	2,495	7,523	7,439	10,022
EBITDA, EUR million 1)	366	427	1,195	1,211	1,678
% of sales	14.8	17.1	15.9	16.3	16.7
Operating profit, EUR million	195	173	341	289	536
excluding special items, EUR million	195	209	641	473	725
Profit before tax, EUR million	144	129	200	164	367
excluding special items, EUR million	144	165	500	348	550
Net profit for the period, EUR million	119	147	52	143	338
Earnings per share, EUR	0.23	0.29	0.10	0.28	0.65
excluding special items, EUR	0.23	0.25	0.76	0.50	0.80
Diluted earnings per share, EUR	0.23	0.28	0.10	0.27	0.65
Return on equity, %	6.9	8.3	1.0	2.6	4.6
excluding special items, %	6.9	7.2	7.5	4.8	5.7
Return on capital employed, %	6.8	5.9	4.1	3.4	4.7
excluding special items, %	6.8	7.1	7.6	5.4	6.2
Gearing ratio at end of period, %	60	62	60	62	56
Shareholders’ equity per share at end of period, EUR	13.24	13.58	13.24	13.58	13.90
Net interest-bearing liabilities at end of period, EUR million	4,120	4,388	4,120	4,388	4,048
Capital employed at end of period, EUR million	11,173	11,787	11,173	11,787	11,634
Capital expenditure, EUR million	182	171	535	502	699
Personnel at end of period	27,550	29,939	27,550	29,939	28,704

1)	EBITDA is operating profit before depreciation, amortisation and impairment charges, excluding the change in value of biological assets, excluding the share of results of associated companies and joint ventures and special items.

Results

Q3 of 2007 compared with Q3 of 2006

Sales for the third quarter of 2007 were EUR 2,467 million (EUR 2,495 million). Paper deliveries increased 4%.

Operating profit was EUR 195 million, 7.9% of sales (EUR 173 million, 6.9% of sales). There were no special items for the third quarter of 2007. In the third quarter of last year, operating profit, excluding special items, was EUR 209 million, 8.4% of sales.

Operating profit decreased due to lower paper prices and higher costs. Especially wood and recycled paper costs were markedly higher. The average price for all paper deliveries translated into euros was approximately 2% lower than a year ago. The euro and the Canadian dollar both have strengthened approximately 11% against the US dollar during the past twelve months. Change in the fair value of biological assets net of wood harvested was EUR 21 million (negative EUR 15 million). The share of results of associated companies and joint ventures was EUR 14 million (EUR 18 million).

Profit before tax was EUR 144 million (EUR 129 million). Excluding special items, profit before tax was EUR 144 million (EUR 165 million). Interest and other finance costs, net, were EUR 42 million (EUR 41 million). Exchange rate and fair-value gains and losses resulted in a loss of EUR 9 million (loss of EUR 3 million).

Income taxes were EUR 25 million (positive EUR 18 million), which include as a positive item an income tax rate change in Germany and the UK.

Profit for the third quarter was EUR 119 million (EUR 147 million). Earnings per share were EUR 0.23 (EUR 0.29), and excluding special items EUR 0.23 (EUR 0.25).

First nine months of 2007 compared with first nine months of 2006

Sales for January-September were EUR 7,523 million, slightly higher than the EUR 7,439 million in the same period in 2006. Paper deliveries increased by 5%.

Operating profit came to EUR 341 million, 4.5% of sales (EUR 289 million, 3.9% of sales). Operating profit excluding special items was EUR 641 million, 8.5% of sales (EUR 473 million, 6.4% of sales).

Cost increase was over 2% from last year. Wood and recycled paper saw the highest price increases. Price increases in Finland were triggered by low winter wood storage levels due to the mild winter and the increase in export duties on Russian wood. In Central Europe, alternate uses of wood competed with fibre usage for paper making. Energy costs, on the other hand, were lower than a year ago. Fixed costs decreased as overall operational efficiency improved partly because of closures of the production facilities. Delivery volumes of paper and self-adhesive label materials were higher than last year. The average price for newsprint and uncoated fine paper when translated into euros increased, while the average price for magazine and coated fine papers declined from the corresponding period of last year. Profitability of exports suffered from the strengthening of the euro and the Canadian dollar. The increase in the fair value of biological assets, net of wood harvested, was EUR 32 million (decrease of EUR 121 million). The share of results of associated companies and joint ventures was EUR 41 million (EUR 52 million).

Profit before tax was EUR 200 million (EUR 164 million) and excluding special items EUR 500 million (EUR 348 million). Interest and other finance costs, net, were EUR 145 million (EUR 139 million). Exchange rate and fair-value gains and losses resulted in a gain of EUR 2 million (gain of EUR 14 million).

Income taxes were EUR 148 million (EUR 21 million), and the effective tax rate, excluding the impact of special items was 24% (26%).

Profit for the period was EUR 52 million (EUR 143 million). Earnings per share were EUR 0.10 (EUR 0.28) and excluding special items, EUR 0.76 (EUR 0.50). Operating cash flow per share was EUR 1.09 (EUR 1.53).

Paper deliveries

Paper deliveries for the first nine months were 8,472,000 (8,096,000) tonnes. Magazine paper deliveries were 3,610,000 (3,473,000) tonnes, newsprint 1,980,000 (1,980,000) tonnes, and fine and speciality papers 2,882,000 (2,643,000) tonnes.

Financing

Cash flow from operating activities, before capital expenditure and financing, was EUR 573 million (EUR 800 million). The increase in net working capital amounted to EUR 271 million (EUR 71 million).

The gearing ratio as of 30 September 2007 was 60% (62% on 30 September 2006). Equity to assets ratio on 30 September was 49.1% (48.8%). Net interest-bearing liabilities at the end of the period were EUR 4,120 million (EUR 4,388 million).

Personnel

In January-September, UPM had an average of 28,830 employees (31,643 employees for Q1-Q3/2006). The number of employees at the end of September was 27,550 (29,939). Walki Wisa, which was sold in June 2007, employed approximately 950 people in 2006.

Capital expenditure and restructuring

For the first nine months, gross capital expenditure was EUR 535 million, 7.1% of sales (EUR 502 million, 6.7% of sales).

At the Tervasaari mill, the new bleaching line for pulp started up in September, allowing increased use of integrated pulp. As part of the profitability programme, brown sack paper machine PM6 and the special chemical pulp line were closed in August.

The largest ongoing investment, a EUR 325 million rebuild of the recovery plant at the Kymi pulp mill, is proceeding according to plan.

The start up of UPM associated company Botnia’s pulp mill in Uruguay will commence as soon as the permit procedure is finalised and the Uruguayan authorities give their permission.

Shares

In total, UPM shares worth EUR 12,812 million were traded on the Helsinki Stock Exchange (EUR 12,307 million) in January-September. The highest quotation was EUR 20.59 in February and the lowest EUR 14.87 in August. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 213 million (244 million).

The Annual General Meeting held on 27 March 2007 approved a proposal by the Board of Directors to buy back not more than 52,000,000 own shares. The authorisation is valid for 18 months. The meeting authorised the board to decide on the disposal of shares so acquired as well as on a free issue of shares to the company itself so that the total number of shares to be issued to the company combined with the number of own shares bought back under the buy-back authorisation may not exceed 1/10 of the total number of shares of the company.

On 20 August 2007, the UPM Board of Directors decided to buy back up to 16,400,000 own shares. The share buy-backs were initiated on 29 August. At the end of the period, UPM had bought back 11,840,000 of its own shares for EUR 196.7 million, for an average price of EUR 16.61.

Additionally, the Annual General Meeting authorised the Board of Directors to decide to issue shares and special rights entitling to shares of the company. The number of new shares to be issued, including shares to be obtained under special rights, shall be no more than 250,000,000. Of that amount, the maximum number that can be issued to the company’s shareholders based on their pre-emptive rights is 250,000,000 shares and the maximum amount that can be issued deviating from the shareholders’ pre-emptive rights in a directed share issue is 100,000,000 shares. The maximum number of new shares to be issued as part of the company’s incentive programmes is 5,000,000 shares. The authorisation is valid for no more than three years from the date of the decision. To date, this authorisation has not been used.

The meeting also decided on granting share options in connection with the company’s share-based incentive plans. In option programmes 2007 A, 2007 B, and 2007 C, the total number of share options is no more than 15,000,000, and they will entitle to subscribe for, in total, no more than 15,000,000 new shares of the company. To date, this authorisation has not been used.

The meeting decided to decrease the share premium reserve by the amount of EUR 776,122,940.18, and the legal reserve by the amount of EUR 187,227,209.68 as shown in the balance sheet of the parent company as per 31 December 2006. The changes were executed on 1 August. The reserves were transferred to the invested non-restricted equity fund.

Apart from the above, the Board of Directors has no current authorisation to issue shares, convertible bonds, or share options.

On 17 September 2007, UPM applied for listing of 2005G stock options on the OMX Nordic Exchange Helsinki. The total number of stock options is 3,000,000, each entitling for a subscription of one share.

In the third quarter of 2007, no shares were subscribed for through exercising of outstanding share options.

The number of shares entered in the Trade Register on 30 September 2007 was 528,969,320. Through the issuance authorisation and share options, the number of shares may increase to a maximum of 810,558,420.

On 13 September 2007, the Capital Group Companies, Inc. informed that the Finnish Financial Supervision Authority had granted exemption to the Capital Group Companies, Inc. to report its holdings and those of Capital Group International, Inc. separately from those of Capital Research and Management Company. Pursuant to this exemption, the aggregate holdings of Capital Group Companies, Inc.; Capital Group International, Inc.; and its subsidiaries had fallen below 5% of the shares and voting rights of UPM-Kymmene Corporation. The aggregate holdings on 12 September 2007 were 11,388,908 shares, representing 2.15% of the shares and voting rights. The Capital Research and Management Company held, on 12 September 2007, a total of 16,035,800 UPM-Kymmene Corporation shares, representing 3.03% of the shares and voting rights.

Litigation

Certain competition authorities are continuing investigations into alleged antitrust activities with respect to various products of the company.

The US Department of Justice, the EU authorities, and the authorities in several EU Member States, Canada and certain other countries have granted UPM conditional full immunity with respect to certain conduct disclosed to them.

The US and Canadian investigations are now closed, and the European Commission has tentatively closed its investigation of the European fine paper, newsprint, magazine paper, label paper, and self-adhesive labelstock markets.

UPM has been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States. The remaining litigation matters may last several years. No provisions have been made in relation to these investigations or litigations.

Events after the balance sheet date

On 11 October 2007, UPM sold port operators Rauma Stevedoring and Botnia Shipping to Babcock & Brown Infrastructure (BBI) for approximately EUR 90 million. These companies had 665 employees as of 30 September 2007.

On 17 October 2007, UPM decided to close the Keuruu Veneer mill. The operations will cease in spring 2008.

On 30 October 2007, UPM decided to terminate listing of its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) and seek deregistration and termination of its reporting obligations under the Securities Exchange Act of 1934.

Apart from the above, the Group’s management is not aware of any significant events occurring after 30 September that would have an impact on the financial statements.

Outlook for the fourth quarter

In Europe, demand for printing papers is forecast to grow slightly from the corresponding quarter of last year, while in North America it is expected to decrease. Strong growth in demand is expected to continue in emerging markets. UPM estimates its paper deliveries to be about the same as last year and the average price for all paper deliveries to be about the same as it was in the third quarter of 2007.

Demand for self-adhesive label materials will be seasonally high in all main markets, and prices are expected to remain at current level.

In wood products, good demand for plywood continues. Sawn-timber demand will be softer than earlier in the year. Availability of birch logs may limit production of birch plywood in the course of the period.

The company’s overall cost inflation for 2007 is estimated to be approximately 2.5% including the expected cost savings from the ongoing profitability programme.

Divisional reviews

Magazine Papers

	Q3/ 07	Q2/ 07	Q1/ 07	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q1-Q3/ 07	Q1-Q3/ 06
Sales, EUR million	847	798	793	905	861	817	771	2,438	2,449
EBITDA, EUR million 1)	116	114	113	157	155	145	113	343	413
% of sales	13.7	14.3	14.2	17.3	18.0	17.7	14.7	14.1	16.9
Depreciation, amortisation and impairment charges, EUR million	-82	-443	-86	-88	-209	-210	-97	-611	-516
Operating profit, EUR million	34	-339	27	75	-62	-85	16	-278	-131
% of sales	4.0	-42.5	3.4	8.3	-7.2	-10.4	2.1	-11.4	-5.3
Special items, EUR million 2)	—	-371	—	6	-126	-133	—	-371	-259
Operating profit excl. special items, EUR million	34	32	27	69	64	48	16	93	128
% of sales	4.0	4.0	3.4	7.6	7.4	5.9	2.1	3.8	5.2
Deliveries, 1,000t	1,266	1,189	1,155	1,288	1,227	1,148	1,098	3,610	3,473

Q1-Q4/ 06
Sales, EUR million	3,354
EBITDA, EUR million 1)	570
% of sales	17.0
Depreciation, amortisation and impairment charges, EUR million	-604
Operating profit, EUR million	-56
% of sales	-1.7
Special items, EUR million 2)	-253
Operating profit excl. special items, EUR million	197
% of sales	5.9
Deliveries, 1,000t	4,761

1)	EBITDA is operating profit before depreciation, amortisation and impairment charges and excluding special items.
2)	Special items in the second quarter of 2007 include a goodwill impairment charge of EUR 350 million, an impairment charge of EUR 22 million and personnel costs of EUR 10 million related to the Miramichi paper mill, and an income of EUR 11 million related to impairment reversals. Special items in the second quarter of 2006 include personnel charges of EUR 20 million related to the profitability programme, and impairment charges of EUR 113 million related to the closure of the Voikkaa paper mill. In the third quarter, special items include personnel charges of EUR 8 million and impairment charges of EUR 3 million at Voikkaa, and impairment charges of EUR 115 million for Miramichi. In the fourth quarter, special items relate primarily to the capital gain on the sale of the Rauma power plant.

Q3 of 2007 compared with Q3 of 2006

The operating profit, excluding special items, for Magazine Papers was EUR 34 million, EUR 30 million lower than a year ago (EUR 64 million). Sales were EUR 847 million (EUR 861 million). Paper deliveries increased by 3% to 1,266,000 (1,227,000) tonnes.

Profitability weakened compared with the same period last year. The main reasons for the decline were lower paper prices and markedly increased fibre costs. The euro and the Canadian dollar strengthened, reducing profitability of exports. In Europe average prices decreased from last year and the average price for all magazine paper deliveries when translated into euros was over 6% lower than a year ago.

The Miramichi magazine paper mill in Canada, with a capacity of 450,000 t/a, was shut down for 9-12 months at the end of August.

Q1-Q3 of 2007 compared with Q1-Q3 of 2006

The operating profit, excluding special items, for Magazine Papers was EUR 93 million, EUR 35 million lower than in Q1-Q3 of the previous year (EUR 128 million). Sales amounted to EUR 2,438 million, slightly below last year’s level (EUR 2,449 million). Paper deliveries increased by 4% to 3,610,000 (3,473,000) tonnes.

Profitability decreased from the same period in 2006. Efficiency improved with the closures of uncompetitive capacity, and fixed costs were lower. The positive impact of cost savings was, however, offset by lower paper prices and higher fibre costs. The euro and the Canadian dollar strengthened, reducing profitability of exports. When translated into euros, the average price for all magazine paper deliveries was approximately 5% lower than a year ago.

Market review

During January-September, magazine paper demand in Europe continued to be good, driven by a strong increase in demand in Eastern Europe. Demand for both coated and uncoated magazine paper increased by about 4% from that seen in the same period in 2006. Export of magazine paper from Europe decreased from the previous year. The average market price for magazine papers in Europe was 3% down from last year’s figure.

In North America, demand for coated magazine paper increased by about 5% and the figure for uncoated magazine paper increased by about 6%. In North America, USD prices decreased by about 8%.

Newsprint

	Q3/ 07	Q2/ 07	Q1/ 07	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q1-Q3/ 07
Sales, EUR million	365	379	348	380	360	351	345	1,092
EBITDA, EUR million 1)	91	100	92	89	98	86	72	283
% of sales	24.9	26.4	26.4	23.4	27.2	24.5	20.9	25.9
Depreciation, amortisation and impairment charges, EUR million	-47	-47	-48	-48	-48	-47	-47	-142
Operating profit, EUR million	44	53	44	39	50	34	25	141
% of sales	12.1	14.0	12.6	10.3	13.9	9.7	7.2	12.9
Special items, EUR million 2)	—	—	—	-2	—	-5	—	—
Operating profit excl. special items, EUR million	44	53	44	41	50	39	25	141
% of sales	12.1	14.0	12.6	10.8	13.9	11.1	7.2	12.9
Deliveries, 1,000 t	667	683	630	697	666	660	654	1,980

	Q1-Q3/ 06	Q1-Q4/ 06
Sales, EUR million	1,056	1,436
EBITDA, EUR million 1)	256	345
% of sales	24.2	24.0
Depreciation, amortisation and impairment charges, EUR million	-142	-190
Operating profit, EUR million	109	148
% of sales	10.3	10.3
Special items, EUR million 2)	-5	-7
Operating profit excl. special items, EUR million	114	155
% of sales	10.8	10.8
Deliveries, 1,000 t	1,980	2,677

1)	EBITDA is operating profit before depreciation, amortisation and impairment charges and excluding special items.
2)	The special items booked for 2006 relate mainly to the profitability programme.

Q3 of 2007 compared with Q3 of 2006

For Newsprint, operating profit, excluding special items, decreased to EUR 44 million (EUR 50 million). Sales were EUR 365 million (EUR 360 million). Paper deliveries amounted to 667,000 tonnes (666,000 tonnes).

Paper prices were higher but an increase in recycled fibre and wood costs weakened profitability. Lower energy costs mitigated the negative impact of higher fibre costs. The average price for all newsprint deliveries, when translated into euros, was up about 1% on the figure for the corresponding quarter in 2006. The price development was affected by the change in sales mix.

Q1-Q3 of 2007 compared with Q1-Q3 of 2006

Operating profit, excluding special items, for Newsprint came to EUR 141 million, EUR 27 million higher than a year ago (EUR 114 million). Sales were EUR 1,092 million (EUR 1,056 million). Paper deliveries were the same as a year ago, at 1,980,000 tonnes.

The main contributor to the improved profitability was the higher price of newsprint. The average price for all newsprint deliveries when translated into euros was 3% higher than a year ago, despite a decline of overseas market prices. Costs savings from energy investments mitigated the impact of increased recycled fibre and wood costs.

Market review

The first nine months of the year saw demand for standard and improved newsprint decrease by about 2% in Europe when compared with the figure for the same period last year. Imports to Europe increased from the previous year. In Europe, the average market price for standard newsprint was about 5% higher than a year ago.

In the other markets, with the exception of North America, demand increased but prices were lower than in the same period in 2006.

Fine and Speciality Papers

	Q3/ 07	Q2/ 07	Q1/ 07	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q1-Q3/ 07
Sales, EUR million	694	686	699	667	626	627	640	2,079
EBITDA, EUR million 1)	82	92	85	104	106	76	82	259
% of sales	11.8	13.4	12.2	15.6	16.9	12.1	12.8	12.5
Depreciation, amortization and impairment charges, EUR million	-53	-53	-53	-56	-55	-71	-55	-159
Operating profit, EUR million	29	39	32	44	50	-13	27	100
% of sales	4.2	5.7	4.6	6.6	8.0	-2.1	4.2	4.8
Special items, EUR million 2)	—	—	—	-3	-2	-36	—	—
Operating profit excl. special items, EUR million	29	39	32	47	52	23	27	100
% of sales	4.2	5.7	4.6	7.0	8.3	3.7	4.2	4.8
Deliveries, 1,000 t	954	960	968	907	878	884	881	2,882

	Q1-Q3/ 06	Q1-Q4/ 06
Sales, EUR million	1,893	2,560
EBITDA, EUR million1)	264	368
% of sales	13.9	14.4
Depreciation, amortization and impairment charges, EUR million	-181	-237
Operating profit, EUR million	64	108
% of sales	3.4	4.2
Special items, EUR million 2)	-38	-41
Operating profit excl. special items, EUR million	102	149
% of sales	5.4	5.8
Deliveries, 1,000 t	2,643	3,550

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding special items.
2)	In 2006, special items include personnel and impairment charges related to the profitability programme.

Q3 of 2007 compared with Q3 of 2006

The operating profit, excluding special items, for Fine and Speciality Papers came to EUR 29 million which is EUR 23 million less than last year (EUR 52 million). Sales increased from EUR 626 million to EUR 694 million. Paper deliveries increased by 9% to 954,000 (878,000) tonnes.

The average price for all fine and speciality paper deliveries when translated into euros was about 2% higher than a year ago. Increase in fibre costs, however, more than offset the positive impact of higher average prices and increased delivery volumes. Strengthening of the euro against the US dollar weakened the profitability of exports.

Q1-Q3 of 2007 compared with Q1-Q3 of 2006

The operating profit, excluding special items, for Fine and Speciality Papers was EUR 100 million, almost the same as last year (EUR 102 million). Sales increased from EUR 1,893 million to EUR 2,079 million. Paper deliveries amounted to 2,882,000 tonnes, 9% higher than a year ago (2,643,000 tonnes). More efficient utilization of capacity and investments at the Changshu mill last year were the main contributors to the higher delivery volumes.

The profitability of the division was almost the same as last year. When translated into euros, the average price for all fine and speciality paper deliveries was about 1% higher than a year ago. Increased efficiency and higher average paper prices mitigated the impact of increased fibre costs. Strengthening of the euro against the US dollar weakened profitability of exports.

Market review

In Europe, demand for coated fine paper increased by about 2% while that for uncoated fine paper remained the same when compared with the corresponding period last year. In Europe, the average market price for coated fine paper was about 1% higher and that for uncoated fine paper about 7% higher than in the same period last year. The good demand for packaging papers continued. Growth in demand for label papers slowed down from the previous year.

In Asia, demand and prices for fine paper increased from last year.

Label Materials

	Q3/ 07	Q2 / 07	Q1/ 07	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q1-Q3/ 07
Sales, EUR million	252	260	261	251	240	245	251	773
EBITDA, EUR million 1)	18	21	26	25	20	24	24	65
% of sales	7.1	8.1	10.0	10.0	8.3	9.8	9.6	8.4
Depreciation, amortization and impairment charges, EUR million	-8	-8	-8	-8	-9	-8	-7	-24
Operating profit, EUR million	10	13	18	17	11	16	17	41
% of sales	4.0	5.0	6.9	6.8	4.6	6.5	6.8	5.3
Special items, EUR million	—	—	—	—	—	—	—	—
Operating profit excl. special items, EUR million	10	13	18	17	11	16	17	41
% of sales	4.0	5.0	6.9	6.8	4.6	6.5	6.8	5.3

	Q1-Q3/ 06	Q1-Q4/ 06
Sales, EUR million	736	987
EBITDA, EUR million 1)	68	93
% of sales	9.2	9.4
Depreciation, amortization and impairment charges, EUR million	-24	-32
Operating profit, EUR million	44	61
% of sales	6.0	6.2
Special items, EUR million	—	—
Operating profit excl. special items, EUR million	44	61
% of sales	6.0	6.2

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding special items.

Q3 of 2007 compared with Q3 of 2006

The operating profit, excluding special items, for Label Materials was EUR 10 million (EUR 11 million). Sales increased to EUR 252 million (EUR 240 million).

The division’s profitability was slightly lower than last year. Delivery volumes of self-adhesive label materials grew in the European and North American markets. In Asia, volumes increased due to the start-up of the new factory in China at the end of 2006 and opening of new distribution terminals in the region. For RFID, third-quarter development of volumes was strong.

Q1-Q3 of 2007 compared with Q1-Q3 of 2006

Label Materials’ operating profit, excluding special items, was EUR 41 million (EUR 44 million). Sales increased to EUR 773 million (EUR 736 million).

The profitability of the division continued to be good despite a strong expansion of operations. Sales growth was affected by the stronger euro and changes in the product mix. In local currencies, the average price of self-adhesive label materials declined in most markets due to the highly competitive market situation. There were no marked changes in raw material prices. In RFID business, strong growth in volume continued.

Market review

In Europe, the good demand continued in the first half of the year, but there were some signs of it slowing down during the third quarter. In North America, demand for self-adhesive label materials improved somewhat in the third quarter, after the flat first half of the year. In the Asia-Pacific region, demand continued to grow at a healthy rate, which helped to maintain stable prices.

For RFID, the retail and logistics markets were the strongest in Europe, while the media management, especially library sector, showed the strongest growth in the USA.

Wood Products

	Q3/ 07	Q2/ 07	Q1/ 07	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q1-Q3/ 07
Sales, EUR million	262	326	314	287	310	378	346	902
EBITDA, EUR million 1)	8	51	42	24	22	33	25	101
% of sales	3.1	15.6	13.4	8.4	7.1	8.7	7.2	11.2
Depreciation, amortization and impairment charges, EUR million	-10	-11	-10	-10	-11	-11	-11	-31
Operating profit, EUR million	-2	41	32	14	104	22	4	71
% of sales	-0.8	12.6	10.2	4.9	33.5	5.8	1.2	7.9
Special items, EUR million 2)	—	—	—	—	93	—	-10	—
Operating profit excl. special items, EUR million	-2	41	32	14	11	22	14	71
% of sales	-0.8	12.6	10.2	4.9	3.5	5.8	4.0	7.9
Deliveries, plywood 1,000 m3	204	247	255	243	205	232	251	706
Deliveries, sawn timber 1,000 m3	480	637	587	598	517	622	580	1,704

	Q1-Q3/ 06	Q1-Q4/ 06
Sales, EUR million	1,034	1,321
EBITDA, EUR million 1)	80	104
% of sales	7.7	7.9
Depreciation, amortization and impairment charges, EUR million	-33	-43
Operating profit, EUR million	130	144
% of sales	12.6	10.9
Special items, EUR million 2)	83	83
Operating profit excl. special items, EUR million	47	61
% of sales	4.5	4.6
Deliveries, plywood 1,000 m3	688	931
Deliveries, sawn timber 1,000 m3	1,719	2,317

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding special items.
2)	Special items in the first quarter of 2006 include a loss of EUR 10 million from the sale of the Loulay plywood mill, and in the third quarter, a capital gain of EUR 93 million on the sale of Puukeskus.

Q3 of 2007 compared with Q3 of 2006

The operating profit, excluding special items, for Wood Products declined from EUR 11 million, to a EUR 2 million loss. Sales came to EUR 262 million (EUR 310 million, including Puukeskus). Plywood deliveries were 204,000 (205,000) cubic metres in volume and sawn timber deliveries 480,000 (517,000) cubic metres.

The profitability of Wood Products suffered as a result of sharply rising wood costs. The profitability of plywood remained slightly behind the previous year’s level. Availability of birch logs was tight, causing less optimal use of production capacity. Sawmilling’s profitability clearly decreased due to higher log prices and a soft market situation.

Q1-Q3 of 2007 compared with Q1-Q3 of 2006

The operating profit, excluding special items, for the Wood Products was EUR 71 million, EUR 24 million higher than last year (EUR 47 million). Sales came to EUR 902 million (EUR 1,034 million). Excluding Puukeskus Oy, which was sold in August 2006, sales increased from last year. Plywood deliveries were 706,000 (688,000) cubic metres and sawn timber deliveries 1,704,000 (1,719,000) cubic metres.

Despite the unsatisfactory third-quarter results, the profitability of the division was better than it was last year. Plywood profitability continued to be good, and sawmilling performed clearly better than last year.

Market review

In the first nine months of the year, birch plywood demand continued to be strong and prices increased. Demand for spruce plywood and veneers remained solid and prices remained stable.

In the first half of the year, redwood and whitewood sawn timber demand was strong and prices increased. Following the summer, the markets have slowed down and inventories have increased.

In the beginning of the year the supply of logs was tight but the situation has normalised for all species except the birch. Prices of logs were considerably higher than in the corresponding period a year ago.

Other Operation

EUR million	Q3/ 07	Q2/ 07	Q1/ 07	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q1-Q3/ 07
Sales 1)	173	214	234	224	206	189	204	621
EBITDA 2)	51	32	60	69	27	33	70	143
Depreciation, amortisation and impairment charges	-6	-5	-10	-9	-9	-9	-6	-21
Operating profit Forestry 3)	43	34	28	23	20	-82	20	105
Energy Department, Finland	23	19	28	36	—	18	40	70
Other and eliminations 4)	—	59	-9	-10	-18	28	-5	50
Operating profit, total	66	112	47	49	2	-36	55	225
Special items 4)	—	71	—	-6	-1	41	-5	71
Operating profit excl. special items	66	41	47	55	3	-77	60	154

EUR million	Q1-Q3/ 06	Q1-Q4/ 06
Sales 1)	599	823
EBITDA 2)	130	199
Depreciation, amortization and impairment charges	-24	-32
Operating profit Forestry 3)	-42	-19
Energy Department, Finland	58	94
Other and eliminations 4)	5	-5
Operating profit, total	21	70
Special items 4)	35	29
Operating profit excl. special items	-14	41

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges, excluding the change in value of biological assets and special items.
3)	The second quarter of 2006 includes a change of EUR 102 million of the decrease in the fair value of biological assets and wood harvested.
4)	Special items in the second quarter of 2007 include capital gains of EUR 42 million related to the sale of UPM-Asunnot and EUR 29 million related to the sale of Walki Wisa. Special items in 2006 include in the first quarter the donation of EUR 5 million to UPM-Kymmene Cultural Foundation, and in the second quarter the capital gain of EUR 41 million for the sale of the Group head office real estate.

Q3 of 2007 compared with Q3 of 2006

Excluding special items, the operating profit for Other Operations was EUR 66 million (EUR 3 million). Sales amounted to EUR 173 million (EUR 206 million).

The operating profit of Forestry was EUR 43 million (EUR 20 million). The increase in the fair value of biological assets (growing trees) was EUR 49 million (EUR 19 million), and the cost of wood raw material harvested from the Group’s forests was EUR 28 million (EUR 34 million).

For the Energy Department in Finland, operating profit was EUR 23 million (EUR 0 million). Availability of hydropower was good. The Nord Pool price of electricity increased in the period under review but still remained lower than last year.

Q1-Q3 of 2007 compared with Q1-Q3 of 2006

Excluding special items, the operating profit of Other Operations was EUR 154 million (loss of EUR 14 million). Sales were EUR 621 million (EUR 599 million).

The increase in the fair value of biological assets (growing trees) was EUR 121 million (decrease of EUR 41 million). The cost of wood raw material harvested from the Group’s forests was EUR 89 million (EUR 80 million).

Associated companies and joint ventures

EUR million	Q3/ 07	Q2/ 07	Q1/ 07	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q1-Q3/ 07	Q1-Q3/ 06
Share of result after tax Oy Metsä-Botnia Ab	19	12	21	18	24	13	14	52	51
Pohjolan Voima Oy	-5	-5	—	-9	-7	-5	7	-10	-5
Other	—	-1	—	—	1	—	5	-1	6
Total	14	6	21	9	18	8	26	41	52

EUR million	Q1-Q4/ 06

Share of result after tax Oy Metsä-Botnia Ab	69
Pohjolan Voima Oy	-14
Other	6
Total	61

Deliveries

	Q3/ 07	Q2/ 07	Q1/ 07	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q1-Q3/ 07
Paper deliveries
Magazine papers, 1,000 t	1,266	1,189	1,155	1,288	1,227	1,148	1,098	3,610
Newsprint, 1,000 t	667	683	630	697	666	660	654	1,980
Fine and speciality papers, 1,000 t	954	960	968	907	878	884	881	2,882
Paper deliveries total	2,887	2,832	2,753	2,892	2,771	2,692	2,633	8,472

Wood products deliveries
Plywood 1,000 m3	204	247	255	243	205	232	251	706
Sawn timber 1,000 m3	505	666	617	621	557	663	616	1,788

	Q1-Q3/ 06	Q1-Q4/ 06
Paper deliveries
Magazine papers, 1,000 t	3,473	4,761
Newsprint, 1,000 t	1,980	2,677
Fine and speciality papers, 1,000 t	2,643	3,550
Paper deliveries total	8,096	10,988

Wood products deliveries
Plywood 1,000 m3	688	931
Sawn timber 1,000 m3	1,836	2,457

Helsinki, 30 October 2007

UPM-Kymmene Corporation

Board of Directors

Financial information

This Interim Report is unaudited

Condensed consolidated income statement

EUR million	Q3/ 2007	Q3/ 2006	Q1-Q3/ 2007	Q1-Q3/ 2006	Q1-Q4/ 2006
Sales	2,467	2,495	7,523	7,439	10,022
Other operating income	15	103	113	211	231
Costs and expenses	-2,116	-2,088	-6,380	-6,373	-8,514
Change in fair value of biological assets and wood harvested	21	-15	32	-121	-126
Share of results of associated companies and joint ventures	14	18	41	52	61
Depreciation, amortisation and impairment charges	-206	-340	-988	-919	-1,138
Operating profit	195	173	341	289	536

Gains/losses on available-for-sale investments, net	—	—	2	—	-2
Exchange rate and fair value gains and losses	-9	-3	2	14	18
Interest and other finance costs	-42	-41	-145	-139	-185
Profit before tax	144	129	200	164	367

Income taxes	-25	18	-148	-21	-29
Profit for the period	119	147	52	143	338

Attributable to:
Equity holders of the parent company	120	148	53	144	340
Minority interest	-1	-1	-1	-1	-2
	119	147	52	143	338

Basic earnings per share, EUR	0.23	0.29	0.10	0.28	0.65
Diluted earnings per share, EUR	0.23	0.28	0.10	0.27	0.65

Condensed consolidated balance sheet

EUR million	30.09.07	30.09.06	31.12.06
ASSETS
Non-current assets
Goodwill	1,163	1,514	1,514
Other intangible assets	408	486	461
Property, plant and equipment	6,276	6,595	6,500
Biological assets	1,051	1,044	1,037
Investments in associated companies and joint ventures	1,188	1,165	1,177
Deferred tax assets	316	363	362
Other non-current assets	290	306	304
	10,692	11,473	11,355
Current assets
Inventories	1,325	1,264	1,255
Trade and other receivables	1,824	1,730	1,660
Cash and cash equivalents	121	147	199
	3,270	3,141	3,114
Assets held for sale	41	—	—
Total assets	14,003	14,614	14,469

EQUITY AND LIABILITIES

Equity attributable to the equity holders of the parent company

Share capital	890	890	890
Share premium reserve	—	826	826
Fair value and other reserves	947	219	189
Retained earnings	5,010	5,168	5,366
	6,847	7,103	7,271
Minority interest	16	19	18
Total equity	6,863	7,122	7,289

Non-current liabilities
Deferred tax liabilities	753	820	790
Non-current interest-bearing liabilities	3,115	3,904	3,353
Other non-current liabilities	584	652	627
	4,452	5,376	4,770

Current liabilities
Current interest-bearing liabilities	1,195	761	992
Trade and other payables	1,483	1,355	1,418
	2,678	2,116	2,410

Liabilities related to assets held for sale	10	—	—

Total liabilities	7,140	7,492	7,180

Total equity and liabilities	14,003	14,614	14,469

Condensed consolidated statement of changes in equity

Attributable to equity holders of the parent

EUR million	Share capital	Treasure shares	Translation differences	Share premium reserve	Fair value and other reserves
Balance at 1 January 2006	890	-3	-34	826	233
Transactions with equity holders
Share options exercised	—	—	—	—	—
Reissuance of treasury shares	—	3	—	—	—
Share-based compensation	—	—	—	—	7
Dividend paid	—	—	—	—	—
Business combination	—	—	—	—	—

Income and expenses recognised directly in equity
Translation differences	—	—	-30	—	—
Other items	—	—	—	—	-2
Net investment hedge, net of tax	—	—	8	—	—
Cash flow hedges recorded in equity, net of tax	—	—	—	—	34
transferred to income statement, net of tax	—	—	—	—	3
Available-for-sale investments transferred to income statement, net of tax	—	—	—	—	—
Profit for the period	—	—	—	—	—
Balance at 30 September 2006	890	—	-56	826	275

Balance at 1 January 2007	890	—	-89	826	278

Transactions with equity holders
Share options exercised	—	—	—	—	—
Acquisitions of treasury shares	—	-197	—	—	—
Share-based compensation, net of tax	—	—	—	—	12
Dividend paid	—	—	—	—	—
Transfers and other	—	—	—	-826	-122

Income and expenses recognised directly in equity
Translation differences	—	—	-16	—	—
Other items	—	—	—	—	-2
Cash flow hedges recorded in equity, net of tax	—	—	—	—	43
transferred to income statement, net of tax	—	—	—	—	-25
Available-for-sale investments transferred to income statement, net of tax	—	—	—	—	-2
Profit for the period	—	—	—	—	—
Balance at 30 September 2007	890	-197	-105	—	182

Attributable to equity holders of the parent

EUR million	Reserve for invested non-restricted equity	Retained earnings	Total	Minority interest	Equity total
Balance at 1 January 2006	—	5,415	7,327	21	7,348
Transactions with equity holders
Share options exercised	—	—	—	—	—
Reissuance of treasury shares	—	1	4	—	4
Share-based compensation	—	—	7	—	7
Dividend paid	—	-392	-392	—	-392
Business combination	—	—	—	-1	-1

Income and expenses recognised directly in equity
Translation differences	—	—	-30	—	-30
Other items	—	—	-2	—	-2
Net investment hedge, net of tax	—	—	8	—	8
Cash flow hedges recorded in equity, net of tax	—	—	34	—	34
transferred to income statement, net of tax	—	—	3	—	3
Available-for-sale investments transferred to income statement, net of tax	—	—	—	—	—
Profit for the period	—	144	144	-1	143
Balance at 30 September 2006	—	5,168	7,103	19	7,122

Balance at 1 January 2007	—	5,366	7,271	18	7,289

Transactions with equity holders
Share options exercised	104	—	104	—	104
Acquisitions of treasury shares	—	—	-197	—	-197
Share-based compensation, net of tax	—	—	12	—	12
Dividend paid	—	-392	-392	—	-392
Transfers and other	963	-16	-1	-1	-2

Income and expenses recognised directly in equity
Translation differences	—	—	-16	—	-16
Other items	—	-1	-3	—	-3
Cash flow hedges recorded in equity, net of tax	—	—	43	—	43
transferred to income statement, net of tax	—	—	-25	—	-25
Available-for-sale investments transferred to income statement, net of tax	—	—	-2	—	-2
Profit for the period	—	53	53	-1	52
Balance at 30 September 2007	1,067	5,010	6,847	16	6,863

Condensed consolidated cash flow statement

EUR million	Q1-Q3/ 2007	Q1-Q3/ 2006	Q1-Q4/ 2006
Cash flow from operating activities
Profit for the period	52	143	338
Adjustments, total	1,096	935	1,195
Change in working capital	-271	-71	21
Cash generated from operations	877	1,007	1,554
Finance costs, net	-162	-120	-180
Income taxes paid	-142	-87	-159
Net cash from operating activities	573	800	1,215

Cash flow from investing activities
Acquisitions and share purchases	-13	-50	-68
Purchases of intangible and tangible assets	-520	-470	-635
Asset sales and other investing cash flow	186	329	389
Net cash used in investing activities	-347	-191	-314

Cash flow from financing activities
Change in loans and other financial items	154	-320	-559
Share options exercised	104	—	—
Dividends paid	-392	-392	-392
Purchases of own shares	-169	—	—
Net cash used in financing activities	-303	-712	-951

Change in cash and cash equivalents	-77	-103	-50

Cash and cash equivalents at beginning of period	199	251	251
Foreign exchange effect on cash	-1	-1	-2
Change in cash and cash equivalents	-77	-103	-50
Cash and cash equivalents at end of period	121	147	199
Operating cash flow per share, EUR	1.09	1.53	2.32

Quarterly information

EUR million	Q3/ 2007	Q2/ 2007	Q1/ 2007	Q4/ 2006	Q3/ 2006	Q2/ 2006	Q1/ 2006
Sales by segment
Magazine Papers	847	798	793	905	861	817	771
Newsprint	365	379	348	380	360	351	345
Fine and Speciality Papers	694	686	699	667	626	627	640
Label Materials	252	260	261	251	240	245	251
Wood Products	262	326	314	287	310	378	346
Other Operations	173	214	234	224	206	189	204
Internal sales	-126	-126	-130	-131	-108	-123	-97
Sales, total	2,467	2,537	2,519	2,583	2,495	2,484	2,460
Operating profit by segment
Magazine Papers	34	-339	27	75	-62	-85	16
Newsprint	44	53	44	39	50	34	25
Fine and Speciality Papers	29	39	32	44	50	-13	27
Label Materials	10	13	18	17	11	16	17
Wood Products	-2	41	32	14	104	22	4
Other Operations	66	112	47	49	2	-36	55
Share of results of associated companies and joint ventures	14	6	21	9	18	8	26
Operating profit (loss), total	195	-75	221	247	173	-54	170
% of sales	7.9	-3.0	8.8	9.6	6.9	-2.2	6.9
Gains on available-for-sale investments, net	—	—	2	-2	—	—	—
Exchange rate and fair value gains and losses	-9	8	3	4	-3	5	12
Interest and other finance costs, net	-42	-54	-49	-46	-41	-52	-46
Profit (loss) before tax	144	-121	177	203	129	-101	136
Income taxes	-25	-77	-46	-8	18	-2	-37
Profit (loss) for the period	119	-198	131	195	147	-103	99

Basic earnings per share, EUR	0.23	-0.38	0.25	0.37	0.29	-0.20	0.19
Diluted earnings per share, EUR	0.23	-0.38	0.25	0.38	0.28	-0.20	0.19
Average number of shares basic (1,000)	527,012	527,111	523,261	523,258	523,256	523,256	523,108
Average number of shares diluted (1,000)	529,530	530,980	527,086	526,416	525,938	525,874	525,936

Special items in operating profit

Special items in operating profit are specified in the divisional reviews on pages 5-8.

Magazine Papers	—	-371	—	6	-126	-133	—
Newsprint	—	—	—	-2	—	-5	—
Fine and Speciality Papers	—	—	—	-3	-2	-36	—
Label Materials	—	—	—	—	—	—	—
Wood Products	—	—	—	—	93	—	-10
Other Operations	—	71	—	-6	-1	41	-5
Share of results of associated companies and joint ventures	—	—	—	—	—	—	—
Special items in operating profit, total	—	-300	—	-5	-36	-133	-15
Special items after operating profit	—	—	—	6	—	—	—
Special items reported in taxes (see page 3)	—	-32	—	35	20	-29	—
Special items, total	—	-332	—	36	-16	-162	-15
Operating profit, excluding special items	195	225	221	252	209	79	185
% of sales	7.9	8.9	8.8	9.8	8.4	3.2	7.5
Profit before tax, excluding special items	144	179	177	202	165	32	151
% of sales	5.8	7.1	7.0	7.8	6.6	1.3	6.1
Earnings per share, excluding special items, EUR	0.23	0.28	0.25	0.30	0.25	0.04	0.21
Return on equity excl. special items, %	6.9	8.5	7.3	8.7	7.2	1.1	6.1
Return of capital empl. excl. special items, %	6.8	8.3	7.9	8.7	7.1	2.7	6.4

EUR million	Q1-Q3/ 2007	Q1-Q3/ 2006	Q1-Q4/ 2006
Sales by segment
Magazine Papers	2,438	2,449	3,354
Newsprint	1,092	1,056	1,436
Fine and Speciality Papers	2,079	1,893	2,560
Label Materials	773	736	987
Wood Products	902	1,034	1,321
Other Operations	621	599	823
Internal sales	-382	-328	-459
Sales, total	7,523	7,439	10,022

Operating profit by segment
Magazine Papers	-278	-131	-56
Newsprint	141	109	148
Fine and Speciality Papers	100	64	108
Label Materials	41	44	61
Wood Products	71	130	144
Other Operations	225	21	70
Share of results of associated companies and joint ventures	41	52	61
Operating profit (loss), total	341	289	536
% of sales	4.5	3.9	5.3
Gains on available-for-sale investments, net	2	—	-2
Exchange rate and fair value gains and losses	2	14	18
Interest and other finance costs, net	-145	-139	-185
Profit (loss) before tax	200	164	367
Income taxes	-148	-21	-29
Profit (loss) for the period	52	143	338
Basic earnings per share, EUR	0.10	0.28	0.65
Diluted earnings per share, EUR	0.10	0.27	0.65
Average number of shares basic (1,000)	525,794	523,207	523,220
Average number of shares diluted (1,000)	529,198	525,916	526,041

Special items in operating profit

Special items in operating profit are specified in the divisional reviews on pages 5-8.

Magazine Papers	-371	-259	-253
Newsprint	—	-5	-7
Fine and Speciality Papers	—	-38	-41
Label Materials	—	—	—
Wood Products	—	83	83
Other Operations	71	35	29
Share of results of associated companies and joint ventures	—	—	—
Special items in operating profit, total	-300	-184	-189
Special items after operating profit	—	—	6
Special items reported in taxes (see page 3)	-32	-9	26
Special items, total	-332	-193	-157

Operating profit, excluding special items	641	473	725
% of sales	8.5	6.4	7.2
Profit before tax, excluding special items	500	348	550
% of sales	6.6	4.7	5.5
Earnings per share, excluding special items, EUR	0.76	0.50	0.80
Return on equity excl. special items, %	7.5	4.8	5.7
Return of capital empl. excl. special items, %	7.6	5.4	6.2

Changes in property, plant and equipment

EUR million	Q1-Q3/ 2007	Q1-Q3/ 2006	Q1-Q4/ 2006
Book value at beginning of period	6,500	7,316	7,316
Capital expenditure	503	442	604
Decreases	-84	-254	-325
Depreciation	-567	-617	-804
Impairment charges	-22	-243	-243
Impairment reversal	11	—	—
Translation difference and other changes	-65	-49	-48
Book value at end of period	6,276	6,595	6,500

Commitments and contingencies

EUR million	30.09.07	30.09.06	31.12.06
Own commitments Mortgages	91	91	92

On behalf of associated companies and joint ventures Guarantees for loans	10	12	12

On behalf of others Guarantees for loans	—	2	1
Other guarantees	3	6	5

Other own commitments
Leasing commitments for the next 12 months	18	19	23
Leasing commitments for subsequent periods	89	109	94
Other commitments	74	70	69

Capital commitments

EUR million	Completion	Total cost 2006	By 31.12.2007	Q1-Q3/ 2007	After 30.09.07
Pulp mill rebuild, Kymi	June 2008	325	25	169	131
New bioboiler, Caledonian	Sept. 2009	84	—	7	77
New Poland mill, UPM Raflatac	Nov. 2008	90	—	10	80
PM5 quality upgrade, Jämsänkoski	June 2008	38	—	6	32
New USA mill, UPM Raflatac, Dixon	March 2008	75	8	39	28

Notional amounts of derivative financial instruments

EUR million	30.09.07	30.09.06	31.12.06
Currency derivatives
Forward contracts	4,006	4,388	4,293
Options, bought	42	30	20
Options, written	47	35	10
Swaps	548	576	570

Interest rate derivatives
Forward contracts	4,523	3,066	2,500
Swaps	2,504	2,643	2,566

Other derivatives
Forward contracts	13	33	13
Swaps	4	20	16

Related party (associated companies and joint ventures) transactions and balances

EUR million	Q1-Q3/ 2007	Q1-Q3/ 2006	Q1-Q4/ 2006
Sales to associated companies	91	41	61
Purchases from associated companies	356	334	448
Non-current receivables at end of period	—	4	—
Trade and other receivables at end of period	16	16	20
Trade and other payables at end of period	27	35	23

Key exchange rates for the euro at end of period

	30.9.2007	30.6.2007	31.3.2007	31.12.2006	30.9.2006
USD	1.4179	1.3505	1.3318	1.3170	1.2660
CAD	1.4122	1.4245	1.5366	1.5281	1.4136
JPY	163.55	166.63	157.32	156.93	149.34
GBP	0.6968	0.6740	0.6798	0.6715	0.6777
SEK	9.2147	9.2525	9.3462	9.0404	9.2797

	30.6.2006	31.3.2006
USD	1.2713	1.2104
CAD	1.4132	1.4084
JPY	145.75	142.42
GBP	0.6921	0.6964
SEK	9.2385	9.4315

Basis of preparation

This unaudited financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the Group’s Consolidated Financial Statements for 2006. Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The Group has adopted the following standard:

IFRS 7 Financial Instruments: Disclosures, and a complementary amendment to IAS 1 Presentation of Financial Statements - Capital Disclosures, effective for annual periods beginning on or after 1 January 2007. IFRS 7 introduces new disclosures to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about how an entity manages its capital. Adoption of IFRS 7 and the amendment to IAS 1 will expand disclosures presented in the annual financial statements.

Calculation of key indicators

Return on equity, %:

(Profit before tax - income taxes)

divided by

Shareholders’ equity (average)

times 100

Return on capital employed, %:

(Profit before tax + interest expenses and other financial expenses)

divided by

(Balance sheet total - non-interest-bearing liabilities (average))

times 100

Earnings per share:

Profit for the period attributable to equity holders of parent company divided by

Adjusted average number of shares during the period excluding own shares

It should be noted that certain statements herein, which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein including the availability and cost of production inputs, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 15-17 of the company’s annual report 2006.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations